Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) dated April 25, 2016, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or the “Company,” and should be read in conjunction with the Company’s 2016 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company’s 2015 audited Annual Consolidated Financial Statements and Notes thereto, and the 2015 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN’s common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company’s 2015 Annual Information Form and Form 40-F, may be found online at www.sedar.com, www.sec.gov, and on the Company’s website at www.cn.ca/regulatory-filings. The Company’s Notice of Intention to Make a Normal Course Issuer Bid may be found online at www.sedar.com and www.sec.gov. Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the three months ended March 31, 2016, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 35% transborder traffic, 18% Canadian domestic traffic and 30% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview

A description of the Company’s Strategy is provided in the section entitled Strategy overview of the Company’s 2015 Annual MD&A.

2016 first quarter highlights
•	The Company attained record first quarter operating income, net income, and earnings per share.
•	The Company attained a record first quarter operating ratio of 58.9%.
•	The Company paid quarterly dividends of $0.3750 per share, representing an increase of 20% when compared to 2015, amounting to $293 million.
•	The Company repurchased 7.4 million common shares, returning $520 million to its shareholders.

Growth opportunities and assumptions
In 2016, the Company sees growth opportunities related to intermodal traffic, as well as commodities tied to U.S. housing construction and automotive sales.  Overall, the Company now expects North American industrial production to increase by less than one percent.  For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average.  The Company assumes that the 2016/2017 grain crops in both Canada and the U.S. will be in line with their respective five-year averages.

The forward-looking statements discussed in this section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions, which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.

Key assumptions used in determining forward-looking information are set forth below. See also the section of this MD&A entitled Strategy overview - Growth opportunities and assumptions.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	• North American and global economic growth
conditions, including those referring to revenue	• Long-term growth opportunities being less affected by current economic
growth opportunities	conditions

Statements relating to the Company’s ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section entitled Business risks of this MD&A and the Company’s 2015 Annual MD&A for detailed information on major risk factors.

     CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Financial highlights

	Three months ended March 31
In millions, except percentage and per share data	2016	2015
Revenues	$2,964	$3,098
Operating income	$1,217	$1,063
Net income	$792	$704

Basic earnings per share	$1.01	$0.87
Diluted earnings per share	$1.00	$0.86

Dividends declared per share	$0.3750	$0.3125

Total assets (1)	$35,803	$33,392
Total long-term liabilities (1)	$18,471	$16,827

Operating ratio	58.9%	65.7%

Free cash flow (2)	$584	$521

(1)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2015 balances have been adjusted. See the section of the Company’s 2015 Annual MD&A entitled Recent accounting pronouncements for additional information.

(2)	See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

First quarter of 2016 compared to corresponding period of 2015

Net income for the first quarter of 2016 was $792 million, an increase of $88 million, or 13%, when compared to the same period in 2015, with diluted earnings per share rising 16% to $1.00. The $88 million increase was mainly due to higher operating income net of the related income taxes, partly offset by an increase in interest expense.

Operating income for the three months ended March 31, 2016 increased by $154 million, or 14%, to $1,217 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 58.9% in 2016, compared to 65.7% in 2015, a 6.8-point improvement.

Revenues for the three months ended March 31, 2016 decreased by $134 million, or 4%, to $2,964 million, mainly attributable to decreased shipments of energy-related commodities including crude oil, frac sand, drilling pipe and semi-finished steel products as a result of declining energy markets; reduced shipments of coal due to weaker North American and global demand; reduced U.S. grain exports via the Gulf of Mexico; and lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; as well as increased shipments of lumber and panels to U.S. markets, higher volumes of finished vehicle traffic, and increased domestic retail intermodal shipments.

Operating expenses for the three months ended March 31, 2016 decreased by $288 million, or 14%, to $1,747 million, mainly due to decreased fuel costs resulting from lower fuel prices and lower volumes of traffic; decreased labor and fringe benefits expense resulting from a lower average headcount due to lower volumes of traffic and cost-management initiatives; decreased purchased services and material expense due to favorable winter conditions; and decreased casualty and other expense due to lower accident costs. These factors were partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including Constant currency, Free cash flow, and Adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures including a reconciliation to the most directly comparable GAAP financial measures refer to the sections entitled Constant currency and Liquidity and capital resources.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.38 and $1.24 per US$1.00, respectively, for the three months ended March 31, 2016 and 2015.

     On a constant currency basis, the Company’s net income for the three months ended March 31, 2016 would have been lower by $57 million ($0.07 per diluted share).

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Revenues
	Three months ended March 31
In millions, unless otherwise indicated	2016	2015	% Change	% Change at constant currency
Rail freight revenues	$2,845	$2,980	(5%)	(10%)
Other revenues	119	118	1%	(5%)
Total revenues	$2,964	$3,098	(4%)	(10%)
Rail freight revenues
Petroleum and chemicals	$578	$643	(10%)	(16%)
Metals and minerals	310	377	(18%)	(24%)
Forest products	462	418	11%	2%
Coal	93	159	(42%)	(45%)
Grain and fertilizers	522	535	(2%)	(7%)
Intermodal	693	689	1%	(4%)
Automotive	187	159	18%	8%
Total rail freight revenues	$2,845	$2,980	(5%)	(10%)
Revenue ton miles (RTMs) (millions)	52,256	57,129	(9%)	(9%)
Rail freight revenue/RTM (cents)	5.44	5.22	4%	(2%)

Revenues for the quarter ended March 31, 2016 totaled $2,964 million compared to $3,098 million in the same period in 2015. The decrease of $134 million, or 4%, was mainly attributable to decreased shipments of energy-related commodities including crude oil, frac sand, drilling pipe and semi-finished steel products as a result of declining energy markets; reduced shipments of coal due to weaker North American and global demand; reduced U.S. grain exports via the Gulf of Mexico; and lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; as well as increased shipments of lumber and panels to U.S. markets, higher volumes of finished vehicle traffic, and increased domestic retail intermodal shipments.

Fuel surcharge revenues decreased by $138 million as a result of lower applicable fuel surcharge rates.
Revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, declined by 9% in the first quarter of 2016 relative to the same period in 2015.
Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% when compared to the same period in 2015, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul and lower applicable fuel surcharge rates.

Petroleum and chemicals
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$578	$643	(10%)	(16%)
RTMs (millions)	11,306	13,617	(17%)	(17%)
Revenue/RTM (cents)	5.11	4.72	8%	1%

For the quarter ended March 31, 2016, revenues for this commodity group decreased by $65 million, or 10%, when compared to the same period in 2015. The decrease was mainly due to lower shipments of crude oil due to increased pipeline capacity; and lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of a weaker Canadian dollar, freight rate increases, and increased shipments of refined petroleum products including propane, lubricants and alternative fuels.

Revenue per RTM increased by 8% in the first quarter of 2016 when compared to the same period in 2015, mainly due to a significant decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by lower applicable fuel surcharge rates.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Metals and minerals
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$310	$377	(18%)	(24%)
RTMs (millions)	4,703	5,711	(18%)	(18%)
Revenue/RTM (cents)	6.59	6.60	-	(8%)

For the quarter ended March 31, 2016, revenues for this commodity group decreased by $67 million, or 18%, when compared to the same period in 2015. The decrease was mainly due to decreased shipments of energy-related commodities including frac sand, drilling pipe, and semi-finished steel products as a result of declining energy markets; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of a weaker Canadian dollar.

Revenue per RTM remained flat in the first quarter of 2016 when compared to the same period in 2015, mainly due to a significant increase in the average length of haul and lower applicable fuel surcharge rates, offset by the positive translation impact of a weaker Canadian dollar.

Forest products
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$462	$418	11%	2%
RTMs (millions)	7,929	7,242	9%	9%
Revenue/RTM (cents)	5.83	5.77	1%	(6%)

For the quarter ended March 31, 2016, revenues for this commodity group increased by $44 million, or 11%, when compared to the same period in 2015. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; increased shipments of lumber and panels to the U.S. due to an improved U.S. housing market, and higher export and domestic volumes of wood pulp; as well as freight rate increases. These factors were partly offset by lower applicable fuel surcharge rates and decreased shipments of paper products amidst weak market conditions and industry consolidation cutting capacity.

Revenue per RTM increased by 1% in the first quarter of 2016 when compared to the same period in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Coal
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$93	$159	(42%)	(45%)
RTMs (millions)	2,248	4,210	(47%)	(47%)
Revenue/RTM (cents)	4.14	3.78	10%	2%

For the quarter ended March 31, 2016, revenues for this commodity group decreased by $66 million, or 42%, when compared to the same period in 2015. The decrease was mainly due to continued global oversupply impacting export shipments of thermal coal via the U.S. Gulf Coast and metallurgical coal via west coast ports, and lower volumes of thermal coal to U.S. coal-fired utilities, as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of a weaker Canadian dollar.

Revenue per RTM increased by 10% in the first quarter of 2016 when compared to the same period in 2015, mainly due to a significant decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by lower applicable fuel surcharge rates.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Grain and fertilizers
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$522	$535	(2%)	(7%)
RTMs (millions)	12,530	12,944	(3%)	(3%)
Revenue/RTM (cents)	4.17	4.13	1%	(4%)

For the quarter ended March 31, 2016, revenues for this commodity group decreased by $13 million, or 2%, when compared to the same period in 2015. The decrease was mainly due to lower volumes of Canadian wheat and oats to North American markets, and reduced U.S. corn, soybean and soybean meal exports via the Gulf of Mexico; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of a weaker Canadian dollar; increased offshore exports of Canadian canola and soybeans; and freight rate increases.

Revenue per RTM increased by 1% in the first quarter of 2016 when compared to the same period in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, almost entirely offset by an increase in the average length of haul and lower applicable fuel surcharge rates.

Intermodal
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$693	$689	1%	(4%)
RTMs (millions)	12,663	12,593	1%	1%
Revenue/RTM (cents)	5.47	5.47	-	(4%)

For the quarter ended March 31, 2016, revenues for this commodity group increased by $4 million, or 1%, when compared to the same period in 2015. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, higher domestic retail volumes in the industrial and consumer products segments, increased international volumes through the Port of Halifax, and freight rate increases. These factors were partly offset by lower applicable fuel surcharge rates and reduced international volumes via the ports of Vancouver and Prince Rupert.

Revenue per RTM remained flat in the first quarter of 2016 when compared to the same period in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Automotive
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$187	$159	18%	8%
RTMs (millions)	877	812	8%	8%
Revenue/RTM (cents)	21.32	19.58	9%	-

For the quarter ended March 31, 2016, revenues for this commodity group increased by $28 million, or 18%, when compared to the same period in 2015. The increase was mainly due to higher volumes of domestic finished vehicle and parts traffic, increased finished vehicle imports via the Port of Halifax, the positive translation impact of a weaker Canadian dollar, and freight rate increases. These factors were partly offset by lower applicable fuel surcharge rates.

Revenue per RTM increased by 9% in the first quarter of 2016 when compared to the same period in 2015, mainly due to a significant decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by lower applicable fuel surcharge rates.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Other revenues
	Three months ended March 31
	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$119	$118	1%	(5%)

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.

For the quarter ended March 31, 2016, Other revenues increased by $1 million, or 1%, when compared to the same period in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and higher revenues from automotive logistics services, almost entirely offset by lower revenues from vessels and freight forwarding.

Operating expenses

Operating expenses for the first quarter of 2016 amounted to $1,747 million compared to $2,035 million in the same quarter of 2015. The decrease of $288 million, or 14%, in 2016 was mainly due to decreased fuel costs resulting from lower fuel prices and lower volumes of traffic; decreased labor and fringe benefits expense resulting from a lower average headcount due to lower volumes of traffic and cost-management initiatives; decreased purchased services and material expense due to favorable winter conditions; and decreased casualty and other expense due to lower accident costs. These factors were partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

	Three months ended March 31
			% Change	% Change at constant currency
In millions	2016	2015
Labor and fringe benefits	$590	$668	12%	16%
Purchased services and material	408	457	11%	14%
Fuel	235	361	35%	40%
Depreciation and amortization	307	296	(4%)	1%
Equipment rents	95	94	(1%)	7%
Casualty and other	112	159	30%	35%
Total operating expenses	$1,747	$2,035	14%	19%

Labor and fringe benefits
Labor and fringe benefits expense decreased by $78 million, or 12%, in the first quarter of 2016 when compared to the same quarter of 2015. The decrease was primarily a result of a lower average headcount due to lower volumes of traffic and cost-management initiatives, and lower pension expense, partly offset by the negative translation impact of the weaker Canadian dollar.

Purchased services and material
Purchased services and material expense decreased by $49 million, or 11%, in the first quarter of 2016 when compared to the same quarter of 2015. The decrease was mainly due to lower cost for repairs and maintenance and for materials resulting from favorable winter conditions, partly offset by the negative translation impact of the weaker Canadian dollar.

Fuel
Fuel expense decreased by $126 million, or 35%, in the first quarter of 2016 when compared to the same quarter of 2015. The decrease was primarily due to lower fuel prices and lower volumes of traffic, partly offset by the negative translation impact of the weaker Canadian dollar.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Depreciation and amortization
Depreciation and amortization expense increased by $11 million, or 4%, in the first quarter of 2016 when compared to the same quarter of 2015. The increase was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the favorable impact of depreciation studies.

Equipment rents
Equipment rents expense increased by $1 million, or 1%, in the first quarter of 2016 when compared to the same quarter of 2015. The increase was primarily due to the negative translation impact of the weaker Canadian dollar, partly offset by lower car hire expense.

Casualty and other
Casualty and other expense decreased by $47 million, or 30%, in the first quarter of 2016 when compared to the same quarter of 2015. The decrease was mainly due to lower accident costs, partly offset by the negative translation impact of the weaker Canadian dollar.

Other income and expenses

Interest expense
Interest expense was $123 million for the three months ended March 31, 2016 compared to $104 million for the same period in 2015. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense and a higher level of debt.

Other income
In the first quarter of 2016, the Company recorded other income of $5 million compared to $4 million in the same period of 2015.

Income tax expense
The Company recorded income tax expense of $307 million for the three months ended March 31, 2016 compared to $259 million for the same period in 2015.
The effective tax rate for the three months ended March 31, 2016 was 27.9% compared to 26.9% for the same period in 2015.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Summary of quarterly financial data
	2016 Quarter	2015 Quarters				2014 Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$2,964	$3,166	$3,222	$3,125	$3,098	$3,207	$3,118	$3,116
Operating income	$1,217	$1,354	$1,487	$1,362	$1,063	$1,260	$1,286	$1,258
Net income	$792	$941	$1,007	$886	$704	$844	$853	$847

Basic earnings per share	$1.01	$1.19	$1.26	$1.10	$0.87	$1.04	$1.04	$1.03
Diluted earnings per share	$1.00	$1.18	$1.26	$1.10	$0.86	$1.03	$1.04	$1.03

Dividends per share	$0.3750	$0.3125	$0.3125	$0.3125	$0.3125	$0.2500	$0.2500	$0.2500

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company’s 2015 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as presented below:

	2016 Quarter	2015 Quarters				2014 Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Income tax expense (1)	$-	$-	$-	$(42)	$-	$-	$-	$-
Impact on net income	$-	$-	$-	$(42)	$-	$-	$-	$-
Impact on basic earnings per share	$-	$-	$-	$(0.05)	$-	$-	$-	$-
Impact on diluted earnings per share	$-	$-	$-	$(0.05)	$-	$-	$-	$-

(1)	Income tax expense resulted from the enactment of a higher provincial corporate income tax rate.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Liquidity and capital resources

An analysis of the Company’s liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company’s 2015 Annual MD&A. There were no significant changes during the first three months of 2016, except as noted below.

As at March 31, 2016 and December 31, 2015, the Company had Cash and cash equivalents of $188 million and $153 million, respectively; Restricted cash and cash equivalents of $522 million and $523 million, respectively; and a working capital deficit of $318 million and $845 million, respectively. The working capital deficit decreased by $527 million in the first three months of 2016 primarily as a result of a decrease in Current portion of long-term debt. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
On February 23, 2016, under its current shelf prospectus and registration statement, the Company issued US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million. The Company has remaining capacity available of $5,314 million under its current shelf prospectus and registration statement. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
On March 11, 2016, the Company’s revolving credit facility agreement was amended, which will increase the credit facility from $800 million to $1.3 billion, effective May 5, 2016. The increase in capacity provides the Company with additional financial flexibility. The amended credit facility of $1.3 billion will consist of a tranche for $880 million maturing on May 5, 2021 and a tranche for $420 million maturing May 5, 2019. The accordion feature, which provides for an additional $500 million subject to the consent of individual lenders, remains unchanged. As at March 31, 2016 and December 31, 2015, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2016.

Commercial paper
The Company’s commercial paper programs are backstopped by the Company’s revolving credit facility agreement, which was amended March 11, 2016. During the second quarter of 2016, the maximum aggregate principal amount of commercial paper that could be issued will increase from $800 million to $1.3 billion, or the US dollar equivalent on a combined basis. As at March 31, 2016 and December 31, 2015, the Company had total commercial paper borrowings of US$120 million ($156 million) and US$331 million ($458 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at March 31, 2016 and December 31, 2015, the Company had no proceeds received under the accounts receivable securitization program, which provides the Company with access to up to $450 million of proceeds.

Bilateral letter of credit facilities
As at March 31, 2016, the Company had letters of credit drawn of $541 million ($551 million as at December 31, 2015) from a total committed amount of $568 million ($575 million as at December 31, 2015) by the various banks. As at March 31, 2016, cash and cash equivalents of $522 million ($523 million as at December 31, 2015) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheets.

Additional information relating to these financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company’s 2015 Annual MD&A as well as Note 4 - Financing activities to the Company’s unaudited Interim Consolidated Financial Statements.

Credit ratings
The Company’s long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company’s 2015 Annual MD&A.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Cash flows
	Three months ended March 31
In millions	2016	2015	Variance
Net cash provided by operating activities	$1,065	$992	$73
Net cash used in investing activities	(480)	(481)	1
Net cash used in financing activities	(554)	(389)	(165)
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents	4	4	-
Net increase in cash and cash equivalents	35	126	(91)
Cash and cash equivalents, beginning of period	153	52	101
Cash and cash equivalents, end of period	$188	$178	$10

Operating activities
Net cash provided by operating activities increased by $73 million in the first quarter of 2016 when compared to the same period in 2015, mainly due to improvements in cash earnings, partly offset by unfavorable changes in working capital.

Pension contributions
The Company’s contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company’s U.S. qualified pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company’s Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.

The Company’s most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2014 indicated a funding excess on a going concern basis of approximately $1.9 billion and a funding deficit on a solvency basis of approximately $0.7 billion calculated using the three-year average of the plans’ hypothetical wind-up ratio. The Company’s next actuarial valuations for its Canadian registered defined benefit pension plans required as at December 31, 2015 will be completed in June 2016. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.2 billion, while on a solvency basis a funding excess of approximately $0.2 billion is expected.

Pension contributions for the three months ended March 31, 2016 and 2015 of $66 million and $86 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. In 2016, the Company expects to make total cash contributions of approximately $115 million for all of the Company’s pension plans.

Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact to the Company’s future pension contributions.

Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2015 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments increased by $8 million in the first three months of 2016 when compared to the same period in 2015, mainly due to higher tax installments for the 2016 fiscal year. For the 2016 fiscal year, the Company’s net income tax payments are expected to be approximately $900 million.

As part of its recent provincial budget, the government of New Brunswick proposed to increase the corporate income tax rate from 12% to 14%. If this budget proposal is enacted into law, the Company’s net deferred income tax liability would increase by approximately $7 million.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Investing activities
Net cash used in investing activities remained flat in the first quarter of 2016 when compared to the same period in 2015.

Property additions
	Three months ended March 31
In millions	2016	2015
Track and roadway	$278	$237
Rolling stock	121	174
Buildings	8	7
Information technology	20	27
Other	42	23
Property additions (1)	$469	$468

(1) Includes $46 million associated with the U.S. federal government legislative Positive Train Control implementation in the first quarter of 2016 ($16 million in the first quarter of 2015).

Capital expenditure program
The Company reduced its budget for capital spending from approximately $2.9 billion to approximately $2.75 billion as a result of updated foreign exchange assumptions. The details of the Company’s 2016 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company’s 2015 Annual MD&A.

Financing activities
Net cash used in financing activities increased by $165 million in the first quarter of 2016 when compared to the same period in 2015, driven by a net repayment of commercial paper, and higher repurchases of common shares, repayment of debt related to capital leases and dividend payments, partly offset by the issuance of notes.

Debt financing activities
Debt financing activities in the first quarter of 2016 included the following:
•	On February 23, 2016, issuance of US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million;
•	Net repayment of commercial paper of $300 million; and
•	Repayment of debt related to capital leases of $111 million.

Debt financing activities in the first quarter of 2015 included a net issuance of commercial paper of $310 million and $47 million of debt repayment related to capital leases.

Additional information relating to the Company’s outstanding debt securities is provided in Note 10 – Long-term debt to the Company’s 2015 Annual Consolidated Financial Statements.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Share repurchase programs
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2015 and October 29, 2016. As at March 31, 2016, the Company had repurchased 13.2 million common shares for $930 million under its current program.

The following table provides the information related to the share repurchase programs for the three months ended March 31, 2016 and 2015:

	Three months ended March 31
In millions, except per share data	2016	2015
Number of common shares repurchased (1)	7.4	5.4
Weighted-average price per share (2)	$70.64	$79.17
Amount of repurchase (3)	$520	$429

(1)	Includes repurchases of common shares in the first quarters of 2016 and 2015 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

Share purchases by Share Trusts
The Company’s Employee Benefit Plan Trusts (“Share Trusts”) purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. For the three months ended March 31, 2016 and 2015, there were no purchases of common shares by the Share Trusts. For the three months ended March 31, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31, for settlement under the Share Units Plan.

Dividends paid
The Company paid quarterly dividends of $0.3750 per share amounting to $293 million in the first quarter of 2016, compared to $252 million, at the rate of $ 0.3125 per share, for the same period in 2015.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2016:

In millions	Total	2016	2017	2018	2019	2020	2021 & thereafter
Debt obligations (1)	$9,731	$870	$640	$674	$708	$-	$6,839
Interest on debt obligations (2)	6,669	331	431	397	348	328	4,834
Capital lease obligations (3)	509	126	178	16	16	22	151
Operating lease obligations (4)	682	122	134	109	79	52	186
Purchase obligations (5)	1,271	872	234	39	32	29	65
Other long-term liabilities (6)	778	49	63	45	41	35	545
Total contractual obligations	$19,640	$2,370	$1,680	$1,280	$1,224	$466	$12,620

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2)	Interest payments on floating rate notes are calculated based on the three-month London Interbank Offered Rate effective as at March 31, 2016.
(3)	Includes $397 million of minimum lease payments and $112 million of imputed interest at rates ranging from 0.7% to 7.3%.
(4)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $20 million and generally extend over five years.

(5)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(6)
Includes expected payments for workers’ compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities, donations and pension obligations that have been classified as contractual settlement agreements.

.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Free cash flow
Free cash flow is a non-GAAP measure that is reported as a supplementary indicator of the Company’s performance. Management believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities as reported for the three months ended March 31, 2016 and 2015, to free cash flow:

	Three months ended March 31
In millions	2016	2015
Net cash provided by operating activities	$1,065	$992
Net cash used in investing activities	(480)	(481)
Net cash provided before financing activities	585	511

Adjustment: Change in restricted cash and cash equivalents	(1)	10
Free cash flow	$584	$521

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company’s ability to service its debt. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. The Company excludes Other income in the calculation of EBITDA. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2016	2015
Debt (1)		$10,128	$9,366
Add: Present value of operating lease commitments (2)		587	644
Adjusted debt		$10,715	$10,010

Operating income		$5,420	$4,867
Add: Depreciation and amortization		1,169	1,090
EBITDA (excluding Other income)		6,589	5,957
Add: Deemed interest on operating leases		28	30
Adjusted EBITDA		$6,617	$5,987
Adjusted debt-to-adjusted EBITDA multiple (times)		1.62	1.67

(1)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the prior period debt balance has been adjusted and the related financial ratio has been restated. See the section of the Company's 2015 Annual MD&A entitled Recent accounting pronouncements for additional information.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-adjusted EBITDA multiple at March 31, 2016, as compared to the same period in 2015, was mainly due to a higher operating income earned during the twelve months ended March 31, 2016, as compared to the same period in 2015, partly offset by an increased debt level as at March 31, 2016, resulting from the net issuance of debt, and a weaker Canadian-to-US dollar foreign exchange rate.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2016, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 8 – Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at April 25, 2016, the Company had 778.6 million common shares and 6.6 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks such as foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company’s 2015 Annual MD&A.

Foreign currency risk
The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
As at March 31, 2016, the Company had outstanding foreign exchange forward contracts with a notional value of US$640 million (US$361 million as at December 31, 2015). For the three months ended March 31, 2016 and 2015, the Company recorded a loss of $45 million and a gain of $36 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at March 31, 2016, Other current assets included an unrealized gain of nil ($4 million as at December 31, 2015) and Accounts payable and other included an unrealized loss of $37 million ($2 million as at December 31, 2015), related to the fair value of outstanding foreign exchange forward contracts.

Fair value of financial instruments
As at March 31, 2016, the Company’s investments had a carrying amount of $65 million ($69 million as at December 31, 2015) and a fair value of $208 million ($220 million as at December 31, 2015). As at March 31, 2016, the Company’s debt had a carrying amount of $10,128 million ($10,427 million as at December 31, 2015) and a fair value of $11,713 million ($11,720 million as at December 31, 2015).

Additional information relating to financial instruments is provided in Note 9 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board have an effective date after March 31, 2016 and have not been adopted by the Company:

Standard	Description	Impact	Effective date (1)
ASU 2016-09 Compensation – Stock Compensation
Simplifies several aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the Statement of Cash Flows. The new guidance includes multiple amendments with differing application methods.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements.	December 15, 2016. Early adoption is permitted.
ASU 2016-02 Leases
Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. The accounting treatment applied by a lessor is largely unchanged. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements.	December 15, 2018. Early adoption is permitted.
ASU 2016-01 Financial Instruments – Overall
Addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments require equity investments (except those accounted for under the equity method of accounting or those resulting in consolidation) to be measured at fair value with changes in fair value recognized in net income. The new guidance can be applied by means of a cumulative effect adjustment to the Balance Sheet at the beginning of the year of adoption.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017.
ASU 2014-09 Revenue from Contracts with Customers
Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017. Early adoption is permitted.

(1)	Effective for annual and interim reporting periods beginning after the stated date.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company’s policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management’s more significant judgments and estimates in the preparation of the Company’s Consolidated Financial Statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company’s 2015 Annual MD&A for a detailed description of the Company’s critical accounting estimates. There have not been any material changes to these estimates, except as noted below for pensions and other postretirement benefits.

Adoption of the spot rate approach
In the first quarter of 2016, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In prior periods, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

     The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. More specifically, current service cost is measured using the projected cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.
Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates to determine current service cost and interest cost under the spot rate approach in 2016 are 4.24% and 3.27%, respectively, compared to 3.99%, for both costs, under the approach applied in prior periods. For the three months ended March 31, 2016, the adoption of the spot rate approach increased net periodic benefit income by approximately $30 million compared to the approach applied in prior periods.

Management discusses the development and selection of the Company’s critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company’s Board of Directors. The Audit Committee has reviewed the Company’s related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company’s 2015 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Regulation, Transportation of hazardous materials, Economic conditions, Pension funding volatility, Reliance on technology, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rate, Transportation network disruptions, and Weather and climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company’s business.

There have been no material changes to the risks described in the Company’s 2015 Annual MD&A. The following is an update on labor negotiations and regulatory matters.

Labor negotiations
As at March 31, 2016, CN employed a total of 15,663 employees in Canada, of which 11,436, or 73%, were unionized employees; and 6,973 employees in the U.S., of which 5,516, or 79% were unionized employees. The Company’s relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Canadian workforce
On March 23, 2016, the Company served notice to commence bargaining for the renewal of the collective agreements with the Teamsters Canada Rail Conference governing approximately 2,500 train conductors and yard coordinators, which will expire on July 22, 2016.
    The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

U.S. workforce
As of April 25, 2016, five operating union groups, comprising two bargaining units representing locomotive engineers working for the Illinois Central Corporation (ICC) and Grand Trunk Western Railroad Company (GTW) and three bargaining units representing yardmasters working for the Wisconsin Central Ltd (WC), ICC and GTW, had notified the Company of their intent to commence bargaining over the terms of successor collective bargaining agreements. Negotiations have commenced and are expected to continue through 2016.

Where negotiations are ongoing, the terms and conditions of existing collective bargaining agreements continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

CN | 2016 – Quarterly Review – First Quarter

Management’s Discussion and Analysis

Regulation
Economic regulation – Canada
On June 25, 2014, the Government of Canada launched a statutory review of the CTA. The review concluded on December 21, 2015 when a report was submitted to the Federal Minister of Transport by the Chair of the review panel. The report was tabled in Parliament on February 25, 2016 by the Federal Minister of Transport. It is unclear what actions will be taken by the Government after it has considered the findings of the report and consulted with interested groups, and the potential impact on CN, if any.

Economic regulation – U.S.
On March 28, 2016, the Surface Transportation Board issued a Notice of Proposed Rulemaking to revoke previously granted exemptions of five commodities: (1) crushed or broken stone, (2) hydraulic cement, (3) coke produced from coal, (4) primary iron or steel products, and (5) iron or steel scrap, wastes or tailings.

Safety regulation – U.S.
On March 15, 2016, the Federal Railroad Administration (FRA) issued a Notice of Proposed Rulemaking establishing a requirement for a minimum of two crewmembers on most train movements, with the second crewmember needing to be physically located on the train, except in certain circumstances. The FRA will consider possible scenarios for use of a one person crew, but some element of a safety assessment will be involved with each scenario.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal governments and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2016, have concluded that the Company’s disclosure controls and procedures were effective.

During the first quarter ended March 31, 2016, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CN | 2016 – Quarterly Review – First Quarter